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                            August 22, 2023

       Adam Thomas
       Chief Executive Officer and Chief Financial Officer
       Trans American Aquaculture, Inc.
       1022 Shadyside Lane
       Dallas, TX 75223

                                                        Re: Trans American
Aquaculture, Inc
                                                            Registration
Statement on Form S-1
                                                            Filed August 18,
2023
                                                            File No. 333-274059

       Dear Adam Thomas:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, please address the following:

                                                        Form S-1 requires
unaudited interim period financial statements as of an interim date within no more than 134
days, e.g. June 30, 2023. Please refer to Rule 8-03 of Regulation
                                                        S-X and amend
accordingly.

                                                        If your amendment
includes a review report on unaudited interim financial information, please obtain and file
a letter from your independent accountant that acknowledges
                                                        awareness of their
review report included in your registration statement. Refer to Item
                                                        601(B)(15) of
Regulation S-K.
              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.



             Please contact Nicholas O'Leary, Staff Attorney, at 202-551-4451, Terence O'Brien,
       Accounting Branch Chief, at 202-551-3355, or Katherine Bagley, Legal Branch Chief, at 202-
       551-2545 with any questions.
 Adam Thomas
Trans American Aquaculture, Inc.
August 22, 2023
Page 2

                                                Sincerely,

FirstName LastNameAdam Thomas                   Division of Corporation Finance
                                                Office of Industrial
Applications and
Comapany NameTrans American Aquaculture, Inc.
                                                Services
August 22, 2023 Page 2
cc:       Brian Higley, Esq
FirstName LastName